Exhibit 1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:		WPP PLC

1b. Please indicate if the issuer is a non-UK issuer (please mark with an “X” if appropriate)

Non-UK issuer

2. Reason for the notification (please mark the appropriate box or boxes with an “X”)

An acquisition or disposal of voting rights					X

An acquisition or disposal of financial instruments

An event changing the breakdown of voting rights

Other (please specify):

3. Details of person subject to the notification obligation

Name		Harris Associates L.P.

City and country of registered office (if applicable)		Wilmington, Delaware, USA

4. Full name of shareholder(s) (if different from 3)

Name

City and country of registered office (if applicable)

5. Date on which the threshold was crossed or reached:		26/05/2020

6. Date on which issuer notified (DD/MM/YYYY):		28/05/2020

7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments (total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuer

Resulting situation on the date on which threshold was crossed or reached	4.99%		4.99%	1,225,329,072

Position of previous notification (if applicable)	5.07%		5.07%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reached

A: Voting rights attached to shares
Class/type of shares ISIN code (if possible)	Number of voting rights		% of voting rights
	Direct	Indirect	Direct	Indirect
	(Art 9 of Directive 2004/109/EC) (DTR5.1)	(Art 10 of Directive 2004/109/EC) (DTR5.2.1)	(Art 9 of Directive 2004/109/EC) (DTR5.1)	(Art 10 of Directive 2004/109/EC) (DTR5.2.1)

JE00B8KF9B49 Ordinary Shares		61,227,364		4.99%

SUBTOTAL 8. A	61,227,364		4.99%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expiration date	Exercise/ Conversion Period	Physical or cash settlement	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an “X”)

Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuer

Full chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held starting with the ultimate controlling natural person or legal entity (please add additional rows as necessary)

X

Name	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold

Harris Associates L.P.

10. In case of proxy voting, please identify:

Name of the proxy holder

The number and % of voting rights held

The date until which the voting rights will be held

11. Additional information

Place of completion	Chicago

Date of completion	28/05/2020

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